[GRAPHIC OMITTED][GRAPHIC OMITTED]


MEMORANDUM
TO:         Ellen Sazzman
            U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:       Susan Rhee
            ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:       August 11, 2008
SUBJECT:    Response to Comments to Form N-1A for JNL Series Trust (the "Trust")
            File Nos: 33-87244 and 811-8894

--------------------------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on July 31, 2008 to the Trust's 485APOS filing on Form N1-A.

The comments, as we understood them, are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus.

The underscored and italicized language if viewed through EDGAR will appear in all capital letters.

PROSPECTUS

1. PLEASE CONFIRM THAT THE SERIES AND CLASS IDENTIFIERS MATCH THE FUNDS LISTED ON THE COVER PAGE.

     The Series and Class Identifiers have been updated to reflect the list of Funds on the cover page.

2. PLEASE CONFIRM THAT THERE ARE NO EXPENSE WAIVERS OR REIMBURSEMENTS FOR ANY OF THE FOLLOWING FUNDS:

     A)   JNL/AIM GLOBAL REAL ESTATE FUND
     B)   JNL/GOLDMAN SACHS EMERGING MARKETS DEBT FUND
     C)   JNL/M&G GLOBAL BASICS FUND
     D)   JNL/M&G GLOBAL LEADERS FUND
     E)   JNL/MELLON CAPITAL MANAGEMENT EUROPEAN 30 FUND
     F)   JNL/MELLON CAPITAL MANAGEMENT PACIFIC RIM 30 FUND
     G)   JNL/RED ROCKS LISTED PRIVATE EQUITY FUND

     We  confirm   that  none  of  the  Funds  listed  above  have  any  expense reimbursements or waivers and therefore no waivers are reflected in the expense tables or the examples.

3.   PLEASE  CONFIRM  THAT  THERE ARE NO  ACQUIRED  FUND FEES FOR THE  FOLLOWING
     FUNDS:

     A)   JNL/GOLDMAN SACHS EMERGING MARKETS DEBT FUND
     B)   JNL/M&G GLOBAL BASICS FUND
     C)   JNL/M&G GLOBAL LEADERS FUND
     D)   JNL/MELLON CAPITAL MANAGEMENT EUROPEAN 30 FUND
     E)   JNL/MELLON CAPITAL MANAGEMENT PACIFIC RIM 30 FUND
     F)   JNL/RED ROCKS LISTED PRIVATE EQUITY FUND

     There are no Acquired Fund Fees for these Funds.

4. PLEASE CONFIRM THAT WITH RESPECT TO THE FUND OF FUNDS, THE UNDERLYING FUNDS (ACQUIRED FUNDS) DO NOT PAY A DISTRIBUTION FEE TO THE FUNDS (ACQUIRING FUNDS).

     The underlying funds do not pay a distribution fee to the acquiring funds. However, please note because the Fund invests in the underlying funds, the Fund also will bear its pro-rata portion of the operating expenses of the underlying funds, including Management/Administrative Fee and 12b-1 Fee. This includes a 12b-1 fee of 0.20% in the Underlying Funds which is paid to an affiliated distributor.

5. FOR THE JNL/AIM GLOBAL REAL ESTATE FUND PLEASE CONFIRM WHETHER MSCI US REIT INDEX WAS THE FUND'S BENCHMARK FOR 2006. PLEASE SEE ITEM 2, INSTRUCTION 2(C) OF FORM N-1A.

     The MSCI US REIT Index was the Fund's benchmark for 2006. Therefore we have added the index to the table and added the underscored language.

     AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2007 [TO BE UPDATED BY AMENDMENT]

     ----------------------------------------------------------------- -------------------- --------------------
                                                                             1 year            Life of Fund*
     ----------------------------------------------------------------- -------------------- --------------------
     JNL/AIM Global Real Estate Fund (Class A)                               -15.01%               12.11%
     MSCI US REIT Index
     FTSE EPRA/NAREIT Global Real Estate Index
     FTSE NAREIT Equity REIT Index                                           -15.70%               10.47%
     ----------------------------------------------------------------- -------------------- --------------------

     * The Fund began operations on May 2, 2005. Effective October 6, 2008, the investment focus of the Fund changed from domestic real estate securities to global.

     The MSCI US REIT Index, FTSE EPRA/NAREIT Global Real Estate Index and FTSE NAREIT Equity REIT Index are broad-based, unmanaged indices.

     The NAREIT universe includes as eligible securities all tax qualified REITS with common shares traded on NYSE, AMEX or NASDAQ National Market List. The companies in these companies must be valued at over $100 million, and meet minimum liquidity rules.

     AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2007 [TO BE UPDATED BY AMENDMENT]
     ---------------------------------------------------------------- -------------------- --------------------
                                                                            1 year           Life of Class*
     ---------------------------------------------------------------- -------------------- --------------------
     JNL/AIM Real Estate Fund (Class B)                                     -14.82%               12.34%
     MSCI US REIT Index
     FTSE EPRA/NAREIT Global Real Estate Index
     FTSE NAREIT Equity REIT Index                                          -15.70%               10.47%
     ---------------------------------------------------------------- -------------------- --------------------

     * The Fund began operations on May 2, 2005. Effective October 6, 2008, the investment focus of the Fund changed from domestic real estate securities to global.

     The MSCI US REIT Index, FTSE EPRA/NAREIT Global Real Estate Index and FTSE NAREIT Equity REIT Index are broad-based, unmanaged indices.

     The NAREIT universe includes as eligible securities all tax qualified REITS with common shares traded on NYSE, AMEX or NASDAQ National Market List. The companies in these companies must be valued at over $100 million, and meet minimum liquidity rules.

     EFFECTIVE DECEMBER 31, 2006, THE FUND REPLACED THE MSCI REIT (THE "PRIOR INDEX") WITH THE FTSE NAREIT EQUITY REIT INDEX (THE "NEW INDEX") AS ITS BENCHMARK. IN JUNE 2005, RESPONSIBILITY FOR MAINTAINING THE PRIOR INDEX WAS TRANSITIONED FROM MORGAN STANLEY TO MSCI. SINCE THE TRANSITION, INFORMATION MADE PUBLICLY AVAILABLE BY MSCI HAS BEEN LIMITED AND GENERALLY INCLUDES THE DAILY PRICE CHANGE OF THE PRIOR INDEX. NAREIT RECENTLY HIRED FTSE TO MANAGE THE NEW INDEX. DAILY PRICING AND CONSTITUENT SECURITIES INFORMATION FOR THE NEW INDEX ARE PUBLICLY AVAILABLE AND ALLOW MANAGERS FOR THE FUND TO CONDUCT A DETAILED ANALYSIS OF THE NEW INDEX'S TOTAL RETURN AND ATTRIBUTION.

     Effective October 6, 2008, the Fund replaced the FTSE NAREIT Equity REIT Index with the FTSE EPRA/NAREIT Global Real Estate Index as its benchmark in connection with a change in the Fund's investment focus. The FTSE EPRA/NAREIT Global Real Estate Index was developed by the European Public Real Estate Association ("EPRA"), a common interest group aiming to promote, develop and represent the European public real estate sector, and the North American Association of Real Estate Investment Trusts ("NAREIT"), the representative voice of the US REIT industry. The index is designed to reflect the stock performance of companies engaged in specific aspects of the North American, European and Asian Real Estate markets.

6. FOR THE JNL/GOLDMAN SACHS EMERGING MARKETS DEBT FUND, PLEASE DEFINE BRADY BONDS.

     We have added the underscored language.

     - Brady bonds (BRADY BONDS ARE SECURITIES CREATED THROUGH THE EXCHANGE OF EXISTING COMMERCIAL BANK LOANS TO SOVEREIGN ENTITIES FOR NEW OBLIGATIONS IN CONNECTION WITH DEBT RESTRUCTURINGS UNDER A DEBT RESTRUCTURING PLAN) and other debt issued by governments, their agencies and instrumentalities, or by their central banks;

7. FOR THE JNL/GOLDMAN SACHS EMERGING MARKETS DEBT FUND, CONSIDER ADDING SMALL CAP INVESTING RISK.

     We have added the following risk disclosure to the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND."

     o SMALL CAP INVESTING RISK. Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. The companies in which the Fund is likely to invest may have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Also, since equity securities of smaller companies may not be traded as often as equity securities of larger, more established companies, it may be difficult or impossible for the portfolio to sell securities at a desirable price. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price. Accordingly, an investment in the Fund may not be appropriate for all investors.

8. FOR THE JNL/GOLDMAN SACHS EMERGING MARKETS DEBT FUND, PLEASE CLARIFY AND CONFIRM THAT THE PORTFOLIO MANAGERS LISTED ARE THE PRIMARY MEMBERS OF THE PORTFOLIO MANAGEMENT TEAM.

     The Portfolio managers listed are the primary members of the team. We have added the following preceding the list of portfolio managers:

     The Fund is managed on a team basis. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:

9. FOR THE JNL/GOLDMAN SACHS EMERGING MARKETS DEBT FUND, PLEASE CLARIFY AND CONFIRM WHO COMPENSATES GSAMI.

     We respectfully decline this comment. We do not believe it is necessary to provide this information. GSAMI is not paid by the shareholders or the assets of the Trust or the Fund.

10. FOR THE JNL/M&G GLOBAL BASICS FUND, PLEASE DEFINE "SERVICES" IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     The types of services include food, clothing, consumer goods, from companies such as Colgate, Palmolive, and Unilever.

11. FOR THE JNL/M&G GLOBAL BASICS FUND, PLEASE PROVIDE GRAHAM FRENCH'S CURRENT TITLE AND PLEASE RECONCILE THE REFERENCE TO THE M&G GLOBAL BASICS FUND AND THE JNL/M&G GLOBAL BASICS FUND WHICH WILL COMMENCE OPERATIONS AS OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

     The underscored language has been added.

     Graham French, GLOBAL EQUITY FUND MANAGER, joined MAGIM in 1989 as a graduate from Durham University where he studied geography. He manages two global equity funds, including M&G'S PROPRIETARY FUND, the M&G Global Basics Fund, and also an M&G fund of funds. Mr. French was instrumental in the design and development of the investment strategy of M&G'S PROPRIETARY GLOBAL BASICS Fund and has managed the fund since its launch in November 2000.

12. FOR THE JNL/M&G GLOBAL LEADERS FUND, PLEASE DEFINE "LEADING COMPANIES" IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     "Leading companies" is defined by the Sub-Adviser as those companies that are at the forefront of creating value for shareholders.

13. FOR THE JNL/MELLON CAPITAL MANAGEMENT EUROPEAN 30 FUND, IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES" DEFINE "COEFFICIENT VARIATION" IN THE FIRST BULLET, DEFINE WHO THE "ANALYSTS" ARE IN THE SECOND BULLET AND CLARIFY "APPROXIMATELY EQUAL AMOUNTS" AND "RELATIVE WEIGHTED AVERAGE MARKET CAPITALIZATION" IN THE THIRD BULLET.

     The underscored language has been added and the language in brackets has been stricken.

          o The first screen evaluates the volatility of stocks in the population. The Sub-Adviser calculates the coefficient of variation of each stock for the prior 90 days. THE COEFFICIENT OF VARIATION IS THE STANDARD DEVIATION OF A STOCK'S PRICE SCALED OVER THE STOCK'S AVERAGE PRICE FOR THE PRIOR 90 DAYS. Stocks with a lower coefficient of variation are considered less volatile. The 90 stocks with the least volatility as measured by this screen are selected from each country grouping.

          o The second screen evaluates the degree of efficiency of the company's asset management. The Sub-Adviser ranks the remaining stocks based on forward-looking return on equity ("FROE") calculated as the analysts' (ANALYSTS COVERING THE STOCK) consensus estimate of each company's earnings for the next fiscal year divided by the company's equity. The 60 stocks with the highest FROE are selected from each country grouping.

          o The last screen ranks companies based on a valuation model. The Sub-Adviser allocates approximately equal amounts OF THE FUND'S INVESTMENTS [investable assets] to the 30 common stocks with the best valuation based on the Edward Bell Ohlson ("EBO") valuation to price ratio. The number of stocks selected from each country grouping is based on the AGGREGATE MARKET CAPITALIZATION OF EACH COUNTRY GROUPING RELATIVE TO THE TOTAL MARKET CAPITALIZATION [relative weighted average market capitalization of each grouping] on the Stock Selection Date. The final selections from each grouping are made from the highest rated stocks based on the EBO valuation to price ratio.

14. FOR THE JNL/MELLON CAPITAL MANAGEMENT PACIFIC RIM 30 FUND, PLEASE PROVIDE MORE INFORMATION ON THE STOCK SELECTION DATE.

     We respectfully decline this comment. The following disclosure accurately defines stock selection date. We do not believe any additional information is needed in light of the fact that currently hypothetical performance is not being used. We also note that with regard to the funds that did use hypothetical disclosure in prior filings, the basic disclosure was thoroughly reviewed, commented on and we provided all requested supplemental information. With regard to these Funds, there is no additional information about the stock selection date. Notwithstanding that we possess no additional information, if the staff can specify the precise information sought, we will seek to determine whether such information exists and transmit that information.

15. FOR THE JNL/MELLON CAPITAL MANAGEMENT PACIFIC RIM 30 FUND, IN THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES" DEFINE "COEFFICIENT VARIATION" IN THE FIRST BULLET, DEFINE WHO THE "ANALYSTS" ARE IN THE SECOND BULLET, CLARIFY "APPROXIMATELY EQUAL AMOUNTS" IN THE THIRD BULLET AND CLARIFY HOW THE 15 STOCKS ARE SELECTED IN THE FOURTH BULLET.

     The underscored language has been added and the language in brackets has been stricken. The fourth bullet has been deleted.

     o The first screen evaluates the volatility of stocks in the population. The Sub-Adviser calculates the coefficient of variation of each stock for the prior 90 days. THE COEFFICIENT OF VARIATION IS THE STANDARD DEVIATION OF A STOCK'S PRICE SCALED OVER THE STOCK'S AVERAGE PRICE FOR THE PRIOR 90 DAYS. Stocks with a lower coefficient of variation are considered less volatile. The 90 stocks with the least volatility as measured by this screen are selected from each country grouping.

     o The second screen evaluates the degree of efficiency of the company's asset management. The Sub-Adviser ranks the remaining stocks based on forward-looking return on equity ("FROE") calculated as the analysts' (ANALYSTS COVERING THE STOCKS) consensus estimate of each company's earnings for the next fiscal year divided by the company's equity. The 60 stocks with the highest FROE are selected from each country grouping.

     o The last screen ranks companies based on a valuation model. The Sub-Adviser allocates approximately equal amounts OF THE FUND'S INVESTMENTS [investable assets] to the 30 common stocks with the best valuation based on the Edward Bell Ohlson ("EBO") valuation to price ratio. Fifteen stocks are selected from each country grouping on the Stock Selection Date from the highest rated stocks based on the EBO valuation to price ratio.

     o [The portfolio consists of equal amounts allocated to the 30 stocks. Fifteen stocks are selected from each group on the Stock Selection Date. The final selections from each group are made from the highest rated stocks in the EBO-to-Price screen.]

16. FOR THE JNL/PAM ASIA EX-JAPAN FUND, PLEASE UPDATE THE DATE FOR THE FINANCIAL REPORT DATED DECEMBER 31, 2007.

     The sub-advisory agreement is dated December 3, 2007 and the 15(c) disclosure is included in the December 31, 2007 annual report. This sub-advisory agreement will continue in effect for two years from the date of its execution. Thereafter, if not terminated as to a Fund, this Agreement will continue in effect as to a Fund for successive periods of 12 months, PROVIDED that such continuation is specifically approved at least annually by the Board of Trustees. Therefore, if the agreement is not terminated, it will be proposed for renewal prior to December 3, 2009. Therefore, no changes are need at this time to the disclosure.

17. FOR THE JNL/RED ROCKS LISTED PRIVATE EQUITY FUND, PLEASE CONSIDER WHETHER ADDITIONAL RISK DISCLOSURE IS NEEDED IN LIGHT OF THE TYPES OF LISTED PRIVATE EQUITY COMPANIES DISCLOSED IN THE SECOND PARAGRAPH OF THE SECTION ENTITLED "PRINCIPAL INVESTMENT STRATEGIES."

     We have consulted with the Sub-Adviser, Red Rocks Capital LLC, and have determined that no additional risk disclosures are needed at this time.

18. FOR THE JNL/RED ROCKS LISTED PRIVATE EQUITY FUND, PLEASE DEFINE THE RISKS NOTED IN THE "PRIVATE EQUITY RISK DISCLOSURE" IN THE SECTION ENTITLED "PRINCIPAL RISKS OF INVESTING IN THE FUND."

     The following risks have been added to the section entitled "PRINCIPAL RISKS OF INVESTING IN THE FUND." We have also moved the "derivatives risk" to this section and deleted it from the section entitled "ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF THE FUND."

     o SECTOR RISK. Sector risk is the possibility that securities within the same group of industries will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector. As a result, the Fund's share price may fluctuate more widely than the share price of a mutual fund that invests in a broader range of industries. Additionally, some sectors could be subject to greater government regulation than other sectors. Therefore, changes in regulatory policies for those sectors may have a material effect on the value of securities issued by companies in those sectors. The sectors in which the Fund may invest more heavily will vary.

     o CREDIT RISK. The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings. Municipal bonds are subject to the risk that litigation, legislation or other political events, local business or economic conditions, or the bankruptcy of the issuer could have a significant effect on an issuer's ability to make payments of principal and/or interest.

     o MANAGED PORTFOLIO RISK. As an actively managed portfolio, the value of the Fund's investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager's investment techniques could fail to achieve the Fund's investment objective.

     o DERIVATIVES RISK. The Fund may use derivative instruments, such as futures contracts, options, and forward currency contracts, for hedging or as a means of enhancing return. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in interest rates, securities prices and global currency markets. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's Sub-Adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the Sub-Adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.

19. FOR THE JNL/RED ROCKS LISTED PRIVATE EQUITY FUND, PLEASE STATE THAT PRIVATE EQUITY COMPANIES ARE SUBJECT TO MINIMAL REGULATION.

     The underscored language has been added.

     There are inherent risks in investing in private equity companies, which encompass financial institutions or vehicles whose principal business is to invest in and lend capital to privately held companies. Generally, little public information exists for private and thinly traded companies, and there is a risk that investors may not be able to make a fully informed investment decision. IN ADDITION, PRIVATE EQUITY COMPANIES ARE SUBJECT TO MINIMAL REGULATION.

20. FOR THE JNL/RED ROCKS LISTED PRIVATE EQUITY FUND, CLARIFY IF THE FUND ITSELF IS SUBJECT TO PRICE VOLATILITY RISK DUE TO THE ILLIQUID NATURE OF THE ASSETS HELD BY SOME OF THE PRIVATE COMPANIES THE FUND INVESTS IN.

     The Fund does not invest in private companies. The Fund invests almost exclusively in publicly traded companies that in turn hold investments in private companies. Under normal circumstances, the price volatility of the Fund should not be influenced by the liquidity attributes of the investments that the publicly traded companies hold.


As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about September 26, 2008.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc: File

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                          PROSPECTUS - COMMENT 5


JNL/AIM GLOBAL REAL ESTATE FUND (FORMERLY, JNL/AIM REAL ESTATE FUND)

AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2007 [TO BE UPDATED BY AMENDMENT]
------------------------------------------------------------------------ -------------------- --------------------
                                                                               1 year            Life of Fund*
------------------------------------------------------------------------ -------------------- --------------------
JNL/AIM Global Real Estate Fund (Class A)                                      -15.01%               12.11%

MSCI US REIT Index

FTSE EPRA/NAREIT Global Real Estate Index
FTSE NAREIT Equity REIT Index                                                  -15.70%               10.47%
------------------------------------------------------------------------ -------------------- --------------------


The Fund began operations on May 2, 2005. Effective October 6, 2008, the investment focus of the Fund changed from domestic real estate securities to global. The MSCI US REIT Index, FTSE EPRA/NAREIT Global Real Estate Index and FTSE NAREIT Equity REIT Index are broad-based, unmanaged indices.


The NAREIT universe includes as eligible securities all tax qualified REITS with common shares traded on NYSE, AMEX or NASDAQ National Market List. The companies in these companies must be valued at over $100 million, and meet minimum liquidity rules.

AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2007 [TO BE UPDATED BY AMENDMENT]
------------------------------------------------------------------------ -------------------- --------------------
                                                                               1 year           Life of Class*
------------------------------------------------------------------------ -------------------- --------------------
JNL/AIM Real Estate Fund (Class B)                                             -14.82%               12.34%

MSCI US REIT Index

FTSE EPRA/NAREIT Global Real Estate Index
FTSE NAREIT Equity REIT Index                                                  -15.70%               10.47%
------------------------------------------------------------------------ -------------------- --------------------

* The Fund began operations on May 2, 2005. Effective October 6, 2008, the investment focus of the Fund changed from domestic real estate securities to global.


The MSCI US REIT Index, FTSE EPRA/NAREIT Global Real Estate Index and FTSE NAREIT Equity REIT Index are broad-based, unmanaged indices.


The NAREIT universe includes as eligible securities all tax qualified REITS with common shares traded on NYSE, AMEX or NASDAQ National Market List. The companies in these companies must be valued at over $100 million, and meet minimum liquidity rules.


EFFECTIVE DECEMBER 31, 2006, THE FUND REPLACED THE MSCI REIT (THE "PRIOR INDEX") WITH THE FTSE NAREIT EQUITY REIT INDEX (THE "NEW INDEX") AS ITS BENCHMARK. IN JUNE 2005, RESPONSIBILITY FOR MAINTAINING THE PRIOR INDEX WAS TRANSITIONED FROM MORGAN STANLEY TO MSCI. SINCE THE TRANSITION, INFORMATION MADE PUBLICLY AVAILABLE BY MSCI HAS BEEN LIMITED AND GENERALLY INCLUDES THE DAILY PRICE CHANGE OF THE PRIOR INDEX. NAREIT RECENTLY HIRED FTSE TO MANAGE THE NEW INDEX. DAILY PRICING AND CONSTITUENT SECURITIES INFORMATION FOR THE NEW INDEX ARE PUBLICLY AVAILABLE AND ALLOW MANAGERS FOR THE FUND TO CONDUCT A DETAILED ANALYSIS OF THE NEW INDEX'S TOTAL RETURN AND ATTRIBUTION.


Effective October 6, 2008, the Fund replaced the FTSE NAREIT Equity REIT Index with the FTSE EPRA/NAREIT Global Real Estate Index as its benchmark in connection with a change in the Fund's investment focus. The FTSE EPRA/NAREIT Global Real Estate Index was developed by the European Public Real Estate Association ("EPRA"), a common interest group aiming to promote, develop and represent the European public real estate sector, and the North American
Association of Real Estate Investment Trusts ("NAREIT"), the representative voice of the US REIT industry. The index is designed to reflect the stock performance of companies engaged in specific aspects of the North American, European and Asian Real Estate markets.

                                                          PROSPECTUS - COMMENT 6
JNL/GOLDMAN SACHS EMERGING MARKETS DEBT FUND


The Fund may invest in all types of emerging country fixed income securities, including the following:


     - Brady bonds (Brady Bonds are securities created through the exchange of existing commercial bank loans to sovereign entities for new obligations in connection with debt restructurings under a debt restructuring plan) and other debt issued by governments, their agencies and instrumentalities, or by their central banks;

     - Interests issued by entities organized and operated for the purpose of restructuring the investment characteristics of instruments issued by emerging country issuers;
     - Fixed and floating rate, senior and subordinated corporate debt obligations (such as bonds, debentures, notes and commercial paper);
     -    Loan participations; and
     -    Repurchase agreements with respect to the foregoing.

Many of the countries in which the Fund invests will have sovereign ratings that are below investment grade or are unrated. Non-investment grade fixed income securities (commonly known as "junk bonds") tend to offer higher yields than higher-rated securities with similar maturities. Non-investment grade securities are, however, considered speculative and generally involve greater price volatility and greater risk of loss of principal and interest than more highly rated securities. The Fund may purchase the securities of issuers that are in default.

Moreover, to the extent the Fund invests in corporate or other privately issued debt obligations, many of the issuers of such obligations will be smaller companies with stock market capitalizations of $1 billion or less at the time of investment. Although a majority of the Fund's assets will be denominated in non-U.S. Dollars, the Fund may invest in securities denominated in the U.S. Dollar.

Additionally, the Fund intends to use structured securities or derivatives, including but not limited to credit linked notes, financial future contracts, forward contracts and swap contracts, to gain exposure to certain countries or currencies.

Currently, the Sub-Adviser's emerging markets debt strategy invests significantly in emerging market sovereign issues. As such, country selection is believed to be the most important factor in the portfolio construction process. The Sub-Adviser evaluates macro developments and assesses the net flows within countries. The next most important factor is security selection.

Analysis of emerging market debt involves an understanding of the finances, political events, and macroeconomic condition of a country. The Sub-Adviser's research analysts analyze the "balance sheets" of the countries they follow. This may include evaluating factors such as balance of payments, tax revenues, and external and domestic debt. They also assess macroeconomic measures, which may include inflation, interest rates, growth prospects and monetary policy. For some emerging market debt countries, politics is the key driver of performance. As a result, the Sub-Adviser's research analysts may spend a significant portion of their time following the political developments of the countries they cover.

Fundamental analysis is combined with valuation techniques to determine relative values of securities. Although the Sub-Adviser may believe a security is attractive from a fundamental point of view, the Sub-Adviser may not believe the price is attractive relative to other credits. As a result, even if the Sub-Adviser likes a security's fundamentals, the Sub-Adviser may not invest in it due to its valuation. Likewise, the Sub-Adviser may believe that a certain security's fundamentals are less positive but may invest in the security because the Sub-Adviser believes the yield offers significant compensation for the additional risk.

The Fund is "non-diversified" under the 1940 Act, as amended, and may invest more of its assets in fewer issuers than "diversified" mutual funds. Therefore, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

                                                          PROSPECTUS - COMMENT 7

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

     o CONVERTIBLE SECURITIES RISK. The values of the convertible securities in which the Fund may invest also will be affected by market interest rates, the risk that the issuer may default on interest or principal payments and the value of the underlying common stock into which these securities may be converted. Specifically, since these types of convertible securities pay fixed interest and dividends, their values may fall if market interest rates rise. Additionally, an issuer may have the right to buy back certain of the convertible securities at a time and at a price that is unfavorable to the Fund.

     o PREPAYMENT RISK. During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date.

     o    LEVERAGING  RISK.  Certain  transactions  may  give  rise to a form of leverage. Such transactions may include, among others, reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions. The use of derivatives may also create leveraging risk. To mitigate leveraging risk, the Fund will segregate or "earmark" liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause the Fund to liquidate portfolio positions to satisfy its obligations or to meet segregation requirements when it may not be advantageous to do so. Leverage, including borrowing, may cause the Fund to be more volatile than if the Fund had not been leveraged. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities.


     o SMALL CAP INVESTING RISK. Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones. The companies in which the Fund is likely to invest may have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. In addition, many small capitalization companies may be in the early stages of development. Also, since equity securities of smaller companies may not be traded as often as equity securities of larger, more established companies, it may be difficult or impossible for the portfolio to sell securities at a desirable price. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price. Accordingly, an investment in the Fund may not be appropriate for all investors.


PERFORMANCE. The Fund will commence investment operations on or about the date of this prospectus. Therefore, performance information has not been presented for this Fund.

EXPENSES. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the Separate Account, whichever may be applicable and the total expenses would be higher if they were included.

SHAREHOLDER TRANSACTION EXPENSES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
         MAXIMUM SALES LOAD IMPOSED ON PURCHASES                                NOT APPLICABLE
         MAXIMUM SALES LOAD IMPOSED ON REINVESTED DIVIDENDS                     NOT APPLICABLE
         DEFERRED SALES LOAD                                                    NOT APPLICABLE
         REDEMPTION FEE                                                         NOT APPLICABLE
         EXCHANGE FEE                                                           NOT APPLICABLE

                                                          PROSPECTUS - COMMENT 8


THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/Goldman Sachs Emerging Markets Debt Fund is Goldman Sachs Asset Mangement, L.P. ("GSAM"), 32 Old Slip, New York, New York 10005. GSAM has been registered as an investment adviser since 1990 and is an affiliate of Goldman, Sachs & Co. ("Goldman Sachs"). As of March 31, 2008, GSAM, including its investment advisory affiliates, had assets under management of $780.5 billion (including seed capital and excluding assets under supervision).

In connection with GSAM's service as sub-adviser to the Fund, Goldman Sachs Asset Management International ("GSAMI") will implement and manage certain country and currency strategies of the Fund. The management and investment of these strategies by GSAMI will be based on the amount of the risk budget for the Fund allocated by GSAM to GSAMI for these strategies. GSAMI is not compensated by the Trust. GSAMI is located at Christchurch Court, 10-15 Newgate Street, London, England EC1A7HD, and is an affiliate of Goldman Sachs. GSAMI is a member of the Investment Management Regulatory Organization Limited since 1990 and a registered investment adviser since 1991.


The Fund is managed on a team basis. The individual members of the team who are primarily responsible for the day-to-day management of the Fund's portfolio are:


     o James Clark (MANAGING DIRECTOR, SENIOR PORTFOLIO MANAGER, CO-HEAD OF U.S. FIXED INCOME TEAM). Mr. Clark joined the sub-adviser in 1994 as a portfolio manager after working as an investment manager in the mortgage-backed securities group at Travelers Insurance Company.

     o Samuel Finkelstein (MANAGING DIRECTOR, LEAD PORTFOLIO MANAGER). Mr. Finkelstein joined the sub-adviser in 1997. Prior to joining the emerging market team in 2000, he worked in the fixed income risk and strategy group where he constructed portfolios and monitored risk exposure. Prior to that, he worked for one year as a foreign currency trader at the Union Bank of Switzerland.

     o Ricardo Penfold (VICE PRESIDENT, PORTFOLIO MANAGER). Mr. Penfold joined the sub-adviser in 2000. Prior to that he was Head of Research and Economics in Venezuela for Santander Investments and Banco Santander Central Hispano for four years.

     o Owi Ruivivar, Ph.D. (VICE PRESIDENT, PORTFOLIO MANAGER). Ms. Ruivivar joined the sub-adviser in 2002. Prior to joining, she worked for five years at BNP Paribas where for her two years there she headed global emerging markets debt strategy. Before joining the finance industry in 1997 she worked in economics research at the International Monetary Fund, and at various other international development institutions.

The  SAI  provides   additional   information  about  each  portfolio  manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Semi-Annual Report dated June 30, 2008.

                                                         PROSPECTUS - COMMENT 11
JNL/M&G GLOBAL BASICS FUND

THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/M&G Global Basics Fund is M&G Investment Management Limited ("MAGIM") located at Laurence Pountney Hill, London EC4R 0HH. MAGIM is an indirect wholly owned subsidiary of Prudential plc, a publicly company incorporated in the United Kingdom. Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.


Graham French, Global Equity Fund Manager, joined MAGIM in 1989 as a graduate from Durham University where he studied geography. He manages two global equity funds, including M&G's proprietary fund, the M&G Global Basics Fund, and also an M&G fund of funds. Mr. French was instrumental in the design and development of the investment strategy of M&G's proprietary Global Basics Fund and has managed the fund since its launch in November 2000.


The  SAI  provides   additional   information  about  the  portfolio   managers'
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement will be available in the Fund's Semi-Annual Report dated June 30, 2008.

                                                         PROSPECTUS - COMMENT 13

JNL/MELLON CAPITAL MANAGEMENT EUROPEAN 30 FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/Mellon Capital Management European 30 Fund is to provide capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in the common stock of 30 companies selected from the MSCI Europe Index.

The 30 stocks are selected once annually on the Stock Selection Date. The initial Stock Selection Date will be on or about October 1, 2008. The next Stock Selection Date will be on or about January 1, 2010 and subsequently the next Stock Selection Date will be on or about January 1 of each year thereafter. The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs in the Fund and for dividend reinvestment. The Sub-Adviser may also trade for mergers if the original stock is not the surviving company.

As of June 30, 2007, the MSCI Europe Index consists of stocks from the following 16 developed markets: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom. The population of stocks is divided into the following country groupings:

     1.   United Kingdom
     2.   Austria, Germany, Netherlands, Switzerland
     3.   Denmark, Finland, Norway, Sweden
     4.   Belgium, France, Greece, Ireland, Italy, Portugal, Spain

The stocks are selected by applying the following analysis to each group on each Stock Selection Date:


          o The first screen evaluates the volatility of stocks in the population. The Sub-Adviser calculates the coefficient of variation of each stock for the prior 90 days. The coefficient of variation is the standard deviation of a stock's price scaled over the stock's average price for the prior 90 days. Stocks with a lower coefficient of variation are considered less volatile. The 90 stocks with the least volatility as measured by this screen are selected from each country grouping.

          o The second screen evaluates the degree of efficiency of the company's asset management. The Sub-Adviser ranks the remaining stocks based on forward-looking return on equity ("FROE") calculated as the analysts' (analysts covering the stock) consensus estimate of each company's earnings for the next fiscal year divided by the company's equity. The 60 stocks with the highest FROE are selected from each country grouping.



          o The last screen ranks companies based on a valuation model. The Sub-Adviser allocates approximately equal amounts of the Fund's investments to the 30 common stocks with the best valuation based on the Edward Bell Ohlson ("EBO") valuation to price ratio. The number of stocks selected from each country grouping is based on the aggregate market capitalization of each country grouping relative to the total market capitalization on the Stock Selection Date. The final selections from each grouping are made from the highest rated stocks based on the EBO valuation to price ratio.


Between Stock Selection Dates, when cash inflows and outflows require, the Sub-Adviser makes new purchases and sales of common stocks of the 30 selected companies in approximately the same proportion that such stocks are then held in the Fund (determined based on market value).

Companies, which as of the Stock Selection Date, MSCI has announced will be removed from the MSCI Europe Index, will be removed from the universe of securities from which the Fund's stocks are selected.

                                                         PROSPECTUS - COMMENT 15

JNL/MELLON CAPITAL MANAGEMENT PACIFIC RIM 30 FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/Mellon Capital Management Pacific Rim 30 Fund is to provide capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in the common stock of 30 companies selected from the MSCI Pacific Index.

The 30 stocks are selected once annually on the Stock Selection Date. The initial Stock Selection Date will be on or about October 1, 2008. The next Stock Selection Date will be on or about January 1, 2010 and subsequently the next Stock Selection Date will be on or about January 1 of each year thereafter. The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs in the Fund and for dividend reinvestment. The Sub-Adviser may also trade for mergers if the original stock is not the surviving company.

As of June 2007, the MSCI Pacific Index consisted of the following 5 developed market countries: Australia, Hong Kong, Japan, New Zealand, and Singapore. The population of stocks is divided into the following country groupings:

     1.   Japan
     2.   Australia, Hong Kong, New Zealand, and Singapore

The stocks are selected by applying the following analysis to each group on each Stock Selection Date:


          o The first screen evaluates the volatility of stocks in the population. The Sub-Adviser calculates the coefficient of variation of each stock for the prior 90 days. The coefficient of variation is the standard deviation of a stock's price scaled over the stock's average price for the prior 90 days. Stocks with a lower coefficient of variation are considered less volatile. The 90 stocks with the least volatility as measured by this screen are selected from each country grouping.

          o The second screen evaluates the degree of efficiency of the company's asset management. The Sub-Adviser ranks the remaining stocks based on forward-looking return on equity ("FROE") calculated as the analysts' (analysts covering the stocks) consensus estimate of each company's earnings for the next fiscal year divided by the company's equity. The 60 stocks with the highest FROE are selected from each country grouping.

          o The last screen ranks companies based on a valuation model. The Sub-Adviser allocates approximately equal amounts of the Fund's investments to the 30 common stocks with the best valuation based on the Edward Bell Ohlson ("EBO") valuation to price ratio. Fifteen stocks are selected from each country grouping on the Stock Selection Date from the highest rated stocks based on the EBO valuation to price ratio.



Between Stock Selection Dates, when cash inflows and outflows require, the Sub-Adviser makes new purchases and sales of common stocks of the 30 selected companies in approximately the same proportion that such stocks are then held in the Fund (determined based on market value).

Companies, which as of the Stock Selection Date, MSCI has announced will be removed from the MSCI Pacific Index, will be removed from the universe of securities from which the Fund's stocks are selected.

                                                   PROSPECTUS - COMMENTS 18 & 19
JNL/RED ROCKS LISTED PRIVATE EQUITY FUND

INVESTMENT OBJECTIVE. The investment objective of the JNL/Red Rocks Listed Private Equity Fund is to seek to maximum total return.

PRINCIPAL INVESTMENT STRATEGIES. The Fund seeks to achieve its objective by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in (i) securities of U.S. and non-U.S. companies listed on a national securities exchange, or foreign equivalent, that have a majority of their assets invested in or exposed to private companies or have as its stated intention to have a majority of its assets invested in or exposed to private companies ("Listed Private Equity Companies"), and (ii) derivatives that otherwise have the economic characteristics of Listed Private Equity Companies.

Listed Private Equity Companies may include, among others, business development companies, investment holding companies, publicly traded limited partnership interests (common units), publicly traded venture capital funds, publicly traded venture capital trusts, publicly traded private equity funds, publicly traded private equity investment trusts, publicly traded closed-end funds, publicly traded financial institutions that lend to or invest in privately held companies and any other publicly traded vehicle whose purpose is to invest in privately held companies.

The Sub-Adviser selects investments from the private equity company universe using quantitative and qualitative historical results and commonly used financial measurements such as: price-to-book, price-to-sales, price-to-earnings, return on equity and balance sheet analysis. In addition, the Sub-Adviser observes the depth and breadth of company management, including management turnover. The Sub-Adviser looks to allocate the portfolio amongst industry sectors, geographic locations, stage of investment and capital structures.

PRINCIPAL RISKS OF INVESTING IN THE FUND. An investment in the Fund is not guaranteed. As with any mutual fund, the value of the Fund's shares will change, and you could lose money by investing in the Fund. A variety of factors may influence its investment performance, such as:

     o MARKET RISK. Because the Fund invests in equity securities, it is subject to stock market risk. Stock prices typically fluctuate more than the values of other types of securities in response to factors affecting the market in general. Stock prices in general may decline over short or even extended periods. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Further, even though the stock market is cyclical in nature, returns from a particular stock market segment in which the Fund invests may still trail returns from the overall stock market. Furthermore, the market may not favor a particular kind of security, such as dividend-paying securities in which the Fund invests, and may not favor equity securities at all.

     o PRIVATE EQUITY RISK. In addition to the risks associated with the Fund's direct investments, the Fund is also subject to the underlying risks which affect the Listed Private Equity Companies in which the Fund invests. Listed Private Equity Companies are subject to various risks depending on their underlying investments, which could include, but are not limited to, additional liquidity risk, sector risk, non-U.S. security risk, currency risk, credit risk, managed portfolio risk and derivatives risk.


          There are inherent risks in investing in private equity companies, which encompass financial institutions or vehicles whose principal business is to invest in and lend capital to privately held companies. Generally, little public information exists for private and thinly traded companies, and there is a risk that investors may not be able to make a fully informed investment decision. In addition, private equity companies are subject to minimal regulation.


          Listed Private Equity Companies may have relatively concentrated investment portfolios, consisting of a relatively small number of holdings. A consequence of this limited number of investments is that the aggregate returns realized may be adversely impacted by the poor performance of a small number of in-vestments, or even a single investment, particularly if a company experiences the need to write down the value of an investment.

     o MANAGEMENT RISK. The Fund is subject to management risk because it is an actively managed investment portfolio. The Sub-Adviser and the portfolio manager will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

     o LIQUIDITY RISK. Liquidity risk exists when particular investments are difficult to purchase or sell. A Fund's investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price. Securities with liquidity risk include those that have small average trading volumes or become subject to trading restrictions. Funds with principal investment strategies that involve small-cap securities, large positions relative to market capitalization, foreign securities, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.


     o SECTOR RISK. Sector risk is the possibility that securities within the same group of industries will decline in price due to sector-specific market or economic developments. If the Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector. As a result, the Fund's share price may fluctuate more widely than the share price of a mutual fund that invests in a broader range of industries. Additionally, some sectors could be subject to greater government regulation than other sectors. Therefore, changes in regulatory policies for those sectors may have a material effect on the value of securities issued by companies in those sectors. The sectors in which the Fund may invest more heavily will vary.

     o CREDIT RISK. The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings. Municipal bonds are subject to the risk that litigation, legislation or other political events, local business or economic conditions, or the bankruptcy of the issuer could have a significant effect on an issuer's ability to make payments of principal and/or interest.

     o MANAGED PORTFOLIO RISK. As an actively managed portfolio, the value of the Fund's investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager's investment techniques could fail to achieve the Fund's investment objective.

     o DERIVATIVES RISK. The Fund may use derivative instruments, such as futures contracts, options, and forward currency contracts, for hedging or as a means of enhancing return. These instruments are subject to transaction costs and certain risks, such as unanticipated changes in interest rates, securities prices and global currency markets. Investing in derivative instruments, such as options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, involves special risks. The Fund's Sub-Adviser must correctly predict price movements, during the life of a derivative, of the underlying asset in order to realize the desired results from the investment. The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund's portfolio. If the Sub-Adviser uses derivatives in attempting to manage or "hedge" the overall risk of the portfolio, the strategy might not be successful, for example, due to changes in the value of the derivatives that do not correlate with price movements in the rest of the portfolio.


     o FOREIGN SECURITIES RISK. Investments in foreign securities involve risks not typically associated with U.S. investment. These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments affecting a foreign country. In addition, foreign investing involves less publicly available information and more volatile or less liquid markets. Investments in foreign countries could be affected by factors not present in the U.S., such as restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions in foreign securities may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than U.S. accounting practices. Foreign regulation may be inadequate or irregular. Owning foreign securities could cause the Fund's performance to fluctuate more than if it held only U.S. securities.

     o EQUITY SECURITIES RISK. The prices of equity securities change in response to many factors including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity.

     o CURRENCY RISK. The value of the Fund's shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund's foreign investments. Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions (or inaction) of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

     o INDUSTRY CONCENTRATION RISK. The risk that the Fund's investments may be concentrated within private equity related industries. Any factors detrimental to the performance of such industries will disproportionately impact the Fund. Investments focused in a particular industry are subject to greater risk and are more greatly impacted by market volatility than less concentrated investments.

     o NON-DIVERSIFICATION RISK. The Fund is "non-diversified." Under a definition provided by the 1940 Act, as amended, non-diversified funds may invest in fewer assets, or in larger proportions of the assets of single companies or industries. Thus, the Fund may hold a smaller number of issuers than if it were "diversified." With a smaller number of different issuers, the Fund is subject to more risk than another fund holding a larger number of issuers, since changes in the financial condition or market status of a single issuer may cause greater fluctuation in the Fund's total return and share price.

ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF THE FUND. The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them. Certain investments and investment techniques have additional risks, such as the potential use of leverage by the Fund through borrowings, securities lending and other investment techniques.

TEMPORARY DEFENSIVE POSITIONS AND LARGE CASH POSITIONS. In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, the Fund may temporarily hold all or a significant portion of its assets in cash, cash equivalents, affiliated and unaffiliated money market funds, or high quality debt instruments. The Fund reserves the right to invest without limitation in such instruments. During periods in which a Fund employs such a temporary defensive strategy or holds large cash positions, the Fund will not be pursuing, and will not achieve, its investment objective. Taking a defensive or large cash position may reduce the potential for appreciation of the Fund's portfolio and may affect the Fund's performance.

PORTFOLIO TURNOVER. The Fund may actively trade securities in seeking to achieve its objective. Doing so may increase transaction costs, which may reduce performance. Active trading also may increase short-term gains and losses.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.